Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186073

GRIFFIN-AMERICAN HEALTHCARE REIT III, INC.
SUPPLEMENT NO. 10 DATED JANUARY 20, 2015
TO THE PROSPECTUS DATED FEBRUARY 26, 2014

This document supplements, and should be read in conjunction with, our prospectus dated February 26, 2014, as supplemented by Supplement No. 4 dated August 28, 2014, which superseded and replaced all previous supplements to our prospectus, Supplement No. 5 dated October 6, 2014, Supplement No. 6 dated November 12, 2014, Supplement No. 7 dated November 25, 2014, Supplement No. 8 dated December 15, 2014 and Supplement No. 9 dated December 19, 2014. Unless otherwise defined in this Supplement No. 10, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 10 is to disclose:

•the status of our public offering;

•the anticipated duration of our offering;

•the reallocation of shares between our primary offering and our distribution reinvestment plan;

•
our acquisitions of Premier MOB located in Novi, Michigan; the senior housing facility located in Springdale, Arkansas of Delta Valley ALF Portfolio; and the medical office buildings located in Somerville, Massachusetts, Verona and Morristown, New Jersey and Southgate, Kentucky of Independence MOB Portfolio; and our potential acquisitions of the medical office building located in New York, New York of Independence MOB Portfolio; and Paoli Medical Plaza located in Paoli, Pennsylvania; and

•	the declaration of distributions to our stockholders.

Status of Our Public Offering

We commenced our initial public offering of shares of our common stock on February 26, 2014. As of January 16, 2015, we had received and accepted subscriptions in this offering for 128,021,469 shares of our common stock, or approximately $1,275,873,000, excluding shares of our common stock issued pursuant to our distribution reinvestment plan, or DRIP. As of January 16, 2015, approximately $589,127,000 in shares of our common stock remained available for sale to the public pursuant to this offering, excluding shares available pursuant to the DRIP.

Anticipated Duration of Our Offering

The following information should be read in conjunction with the last paragraph of the cover page of our prospectus, the “Questions and Answers About This Offering - How long will this offering last?” section on page 3 of our prospectus and the second paragraph of the “Plan of Distribution - General” section on page 174 of our prospectus:

We have disclosed in our prospectus that we may sell shares of our common stock under this offering until the earlier of February 26, 2016 or the date on which the maximum offering amount has been sold, subject to our board of directors’ right to extend the offering for an additional year or as otherwise permitted under applicable law.  We also reserved the right to terminate the offering at any time and to periodically evaluate the status of the offering to determine whether we should terminate the offering prior to February 26, 2016.  Based upon the current rate of sales of our common stock in our offering, we believe we may reach our maximum primary offering amount by the end of January or early February 2015.  Once we have sold the maximum amount of shares in our primary offering, we will be required to terminate our primary offering; provided, however, that we may continue to offer shares of our common stock pursuant to the DRIP after the termination of our primary offering.  However, it is difficult to predict the exact date that our primary offering may become fully subscribed and our primary offering could close earlier or later than we currently anticipate.  We will continue to monitor the pace of sales during the course of our offering, and may adjust our anticipated primary offering termination date as necessary.

Reallocation of Shares Between Our Primary Offering and Our Distribution Reinvestment Plan

The second full paragraph appearing on the outside front cover page of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We are offering to the public up to $1,865,000,000 in shares of our common stock pursuant to our primary offering for $10.00 per share and up to $35,000,000 in shares of our common stock to be issued pursuant to the distribution reinvestment plan, or the DRIP, for $9.50 per share during our primary offering. We reserve the right to reallocate the shares of common stock we are offering between our primary offering and the DRIP.

The table appearing on the outside front cover page of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

	Price to Public	Selling Commissions*	Dealer Manager Fee*	Net Proceeds (Before Expenses)
Primary Offering Per Share	$10.00	$0.70	$0.30	$9.00
Total Maximum	$1,865,000,000	$130,550,000	$55,950,000	$1,678,500,000
Distribution Reinvestment Plan Per Share	$9.50	$—	$—	$9.50
Total Maximum	$35,000,000	$—	$—	$35,000,000
__________
*The selling commissions and all or a portion of the dealer manager fee will not be charged with regard to shares of our common stock sold pursuant to our primary offering to or for the account of our directors and officers, our affiliates and certain persons affiliated with broker-dealers participating in the primary offering. Selling commissions will not be charged for shares of our common stock sold pursuant to our primary offering to investors that have engaged the services of a financial advisor paid on a fee-for-service or assets under management basis by the investor. Selling commissions will be reduced in connection with sales of certain minimum numbers of shares of our common stock. The reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price; however, the net proceeds to us will remain unchanged. See the “Plan of Distribution” section of the prospectus.

The “Questions and Answers About This Offering - What kind of offering is this?” section on page 3 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Q:	What kind of offering is this?

A:
Through Griffin Capital Securities, Inc., which we refer to as Griffin Securities or our dealer manager, we are offering 186,500,000 shares of our common stock pursuant to our primary offering on a “best efforts” basis at $10.00 per share. We are also offering 3,684,210 shares of our common stock pursuant to the DRIP at $9.50 per share to those stockholders who elect to participate in such plan as described in the prospectus. We reserve the right to reallocate the shares of common stock we are offering between our primary offering and the DRIP.

The “Prospectus Summary - Estimated Use of Proceeds” section beginning on page 7 of the prospectus, the “Estimated Use of Proceeds” section beginning on page 55 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

The following table sets forth our best estimates of how we intend to use the proceeds raised in this offering assuming that we reach the maximum primary offering of $1,865,000,000 of shares of our common stock. The number of shares of our common stock offered pursuant to our primary offering may vary from these assumptions since we have reserved the right to reallocate the shares of our common stock offered between the primary offering and the DRIP. Shares of our common stock in the primary offering are being offered to the public on a “best efforts” basis at $10.00 per share.

We have not given effect to any special sales or volume discounts that could reduce the selling commissions or dealer manager fee for sales pursuant to the primary offering. Reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price, but will not affect the amounts available to us for investments. See the “Plan of Distribution” section of the prospectus for a description of the special sales and volume discounts.

The following table assumes that we do not sell any shares of our common stock pursuant to the DRIP. As long as the shares of our common stock are not listed on a national securities exchange, it is anticipated that all or substantially all of the proceeds from the sale of shares of our common stock pursuant to the DRIP will be used to fund repurchases of shares of our common stock pursuant to our share repurchase plan. Because we do not pay selling commissions, a dealer manager fee or other organizational and offering expenses with respect to shares of our common stock sold pursuant to the DRIP, we receive greater net proceeds from the sale of shares of our common stock pursuant to the DRIP than pursuant to the primary offering.

As a result, if we reallocate shares of our common stock from the DRIP to the primary offering, the net proceeds from the sale of the reallocated shares of our common stock could be less than we currently estimate.

Many of the figures set forth below represent management’s best estimate since they cannot be precisely calculated at this time. We expect that at least 87% of the gross offering proceeds will be used to purchase real estate and real estate-related investments, pay down debt or to fund distributions if our cash flow from operations is insufficient. We expect that the remaining 13% will be used to pay the costs of this offering, including selling commissions and the dealer manager fee, and to pay fees to our advisor for its services in connection with the selection and acquisition of properties.

We may pay distributions from sources other than our cash flows from operations, including offering proceeds, borrowings in anticipation of future cash flows or other sources. We have not established any limit on the amount of offering proceeds that may be used to fund distributions other than those limits imposed by our organizational documents and Maryland law, and it is likely that we will use offering proceeds to fund a majority of our initial distributions.

Our board of directors is responsible for reviewing our fees and expenses on at least an annual basis and with sufficient frequency to determine that the expenses incurred are in the best interest of our stockholders. Our independent directors are responsible for reviewing the performance of our advisor and determining from time to time and at least annually that the compensation to be paid to our advisor is reasonable in relation to the nature and quality of the services to be performed and that the provisions of the advisory agreement are being carried out. The fees set forth below may not be increased without approval of our independent directors.

The following table assumes that no debt is incurred in respect of any property acquisitions. However, as disclosed throughout the prospectus, we expect to use leverage. Assuming, in addition to our other assumptions, a maximum leverage of 45.0% of our assets, the maximum acquisition fees described in the following table would increase to approximately $66,409,000. The table below assumes that we reach the maximum offering of $1,865,000,000 by selling 186,500,000 shares of our common stock for $10.00 per share pursuant to our primary offering.

	Maximum Offering
	Amount	Percent
Gross Offering Proceeds	$1,865,000,000	100%
Less Public Offering Expenses:
Selling Commissions(1)	130,550,000	7.0
Dealer Manager Fee(1)	55,950,000	3.0
Other Organizational and Offering Expenses(2)	18,650,000	1.0
Amount Available for Investment(3)	$1,659,850,000	89.0%
Less Acquisition Costs:
Acquisition Fees(4)	$36,525,000	2.0%
Initial Working Capital Reserve(5)	—	—
Amount Invested in Assets(6)	$1,623,325,000	87.0%
__________

(1)
Assumes selling commissions equal to 7.0% of gross offering proceeds for shares of our common stock sold pursuant to the primary offering, which commissions may be reduced under certain circumstances, and a dealer manager fee equal to 3.0% of gross offering proceeds for shares of our common stock sold pursuant to the primary offering. However, our dealer manager may, from time to time, enter into selected dealer agreements that provide for reduced selling commissions and an increased dealer manager fee, provided that in no event will the aggregate of the selling commissions and the dealer manager fee be greater than 10.0% of the gross offering proceeds for shares of our common stock sold pursuant to the primary offering. In addition, the amount of selling commissions we pay may be reduced under certain circumstances for volume discounts and other types of sales. See the “Plan of Distribution” section of the prospectus for a description of these provisions.

(2)
Other organizational and offering expenses consist of reimbursement of, among other items, the cumulative cost of actual legal, accounting, printing and other accountable offering expenses, including, but not limited to, amounts to reimburse our advisor for direct expenses of its employees and employees of its affiliates (other than our dealer manager and its employees and dual-employees) while engaged in registering and marketing shares of our common stock to be sold in this offering. Activities of our advisor that may be reimbursed include, but are not limited to, development of sales literature and presentations, participating in due diligence and coordinating generally the marketing process for this offering. Based on the experience of our co-sponsors and their affiliates, we anticipate that the other organizational and offering expense reimbursement will not exceed 1.0% of the gross offering proceeds for shares of our common stock sold pursuant to our primary offering. Pursuant to the terms of our advisory agreement, we have agreed to reimburse our advisor or its affiliates up to 2.0% of the gross offering proceeds for shares of our common stock sold pursuant to our primary offering. Our advisor and its affiliates will be responsible for the payment of our cumulative other organizational and offering expenses to the extent they exceed 2.0% of the aggregate gross proceeds from the sale of shares of our common stock pursuant to the primary offering without recourse against or reimbursement by us. All organizational and offering expenses, including selling commissions and dealer manager fees, will be capped at 15.0% of the gross proceeds of this offering.

(3)
Until required in connection with the acquisition of real estate or real estate-related investments, the net proceeds of this offering may be invested in short-term, highly-liquid investments including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our board of directors.

(4)
Acquisition fees may be paid by any party to any person in connection with the purchase, development or construction of real properties, or the making of or investing in loans or other real estate-related investments. Acquisition fees do not include acquisition expenses, which may be paid from offering proceeds. We will pay our advisor or one of its affiliates acquisition fees equal to 2.25% of the contract purchase price, including any contingent or earn-out payments that may be paid, of each property we acquire or, with respect to any real estate-related investment we originate or acquire, 2.00% of the origination or acquisition price, including any contingent or earn-out payments that may be paid. The amount reflected in the chart above reflects the aggregate cash and stock portion of the acquisition fee. The acquisition fee for property acquisitions will be paid with a combination of cash and shares of our common stock as follows: (i) cash in an amount equal to 2.00% of the contract purchase price of the properties, and (ii) the remainder in shares of common stock in an amount equal to 0.25% of the contract purchase price of the properties, at the then-established offering price, net of selling commissions and dealer manager fees.

Notwithstanding the foregoing, if we are no longer in our offering stage, the 2.25% acquisition fee for property acquisitions will be paid in cash. Our advisor or its affiliates will be entitled to receive acquisition and origination fees for properties and real estate-related investments acquired with funds raised in this offering, including acquisitions completed after the termination of the advisory agreement, or funded with net proceeds from the sale of a property or real estate-related investment, subject to certain conditions. If our advisor or its affiliates provide development-related services, we will pay the respective party a development fee in the amount that is usual and customary for comparable services rendered for similar projects in the geographic market where the services are provided; however, we will not pay a development fee to our advisor or its affiliates if our advisor elects to receive an acquisition fee based upon the contract purchase price of the development. In the event that our advisor or its affiliates assist with planning and coordinating the construction of tenant improvements or capital improvements, we will pay the respective party a construction management fee of up to 5.0% of the cost of such improvement.

For purposes of this table, we have assumed that (a) no real estate-related investments are originated or acquired and (b) no debt is incurred in respect of any property acquisitions. However, as disclosed throughout the prospectus, we expect to use leverage, which results in higher fees paid to our advisor and its affiliates. Assuming, in addition to our other assumptions, a maximum leverage of 45.0% of our assets, the maximum acquisition fees (aggregate in cash and stock) would be approximately $66,409,000. Furthermore, under our charter, we have a limitation on borrowing that precludes us from borrowing in excess of 300% of our net assets without the approval of a majority of our independent directors. Generally speaking, the preceding calculation is expected to approximate 75.0% of the aggregate cost of our real estate and real estate-related investments before depreciation, amortization, bad debt and other similar non-cash reserves. Assuming, in addition to our other assumptions, a maximum leverage of 75.0% of the aggregate cost of our real estate and real estate-related investments before depreciation, amortization, bad debt and other similar non-cash reserves, the maximum acquisition fees (aggregate in cash and stock) would be approximately $146,099,000. These assumptions may change due to different factors including changes in the allocation of shares of our common stock between the primary offering and the DRIP, the extent to which proceeds from the DRIP are used to repurchase shares of our common stock pursuant to our share repurchase plan and the extent to which we make real estate-related investments. To the extent that we issue new shares of our common stock outside of this offering or interests in our operating partnership in order to acquire real properties, then the acquisition fees and amounts invested in real properties will exceed the amount stated above.

(5)	Although we do not anticipate establishing a general working capital reserve out of the proceeds from this offering, we may establish capital reserves with respect to particular investments.
(6)
Includes amounts anticipated to be invested in assets, amounts used to fund distributions if our cash flow from operations is insufficient and all expenses actually incurred in connection with selecting, evaluating and acquiring such assets, which will be reimbursed regardless of whether an asset is acquired. We have not established any limit on the amount of offering proceeds that may be used to fund distributions other than those limits imposed by our organizational documents and Maryland law.

The “Prospectus Summary - Compensation to Our Advisor, Our Dealer Manager and Their Affiliates” section beginning on page 11 of the prospectus, the table appearing in the “Compensation Table” section beginning on page 96 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

The following table summarizes and discloses all of the compensation, fees and expense reimbursements we pay and will pay to our advisor, our dealer manager and their affiliates during various stages in the life of our company and other payments that are subordinated to achieving the returns listed in this table. The table below assumes shares of our common stock are sold through distribution channels associated with the highest possible selling commissions and dealer manager fee and that no shares of our common stock are sold pursuant to the DRIP.

Type of Compensation (Recipient)	Description and Method of Computation	Estimated Dollar Amount for Maximum Offering
Offering Stage
Selling Commissions (our dealer manager)(1)	Generally, up to 7.0% of gross offering proceeds from the sale of shares of our common stock pursuant to the primary offering (all or a portion of which may be reallowed by our dealer manager to participating broker-dealers). No selling commissions are payable on shares of our common stock sold pursuant to the DRIP.	$130,550,000

Dealer Manager Fee (our dealer manager)(1)	Generally, up to 3.0% of gross offering proceeds from the sale of shares of our common stock pursuant to the primary offering (all or a portion of which may be reallowed by our dealer manager to participating broker-dealers). No dealer manager fee is payable on shares of our common stock sold pursuant to the DRIP.	$55,950,000

Other Organizational and Offering Expense Reimbursement (our advisor or its affiliates)(2)
Based on the experience of our co-sponsors and their affiliates, we anticipate that the other organizational and offering expense reimbursement will not exceed 1.0% of the gross offering proceeds for shares of our common stock sold pursuant to our primary offering. Pursuant to the terms of our advisory agreement, we have agreed to reimburse our advisor or its affiliates up to 2.0% of the gross offering proceeds for shares of our common stock sold pursuant to our primary offering. No other organizational and offering expenses will be reimbursed with respect to shares of our common stock sold pursuant to the DRIP.
		$18,650,000

Type of Compensation (Recipient)	Description and Method of Computation	Estimated Dollar Amount for Maximum Offering

Acquisition and Development Stage
Acquisition Fee (our advisor or its affiliates)(3)(4)
2.25% of the contract purchase price, including any contingent or earn-out payments that may be paid, of each property we acquire or, with respect to any real estate-related investment we originate or acquire, 2.0% of the origination or acquisition price, including any contingent or earn-out payments that may be paid. The acquisition fee for property acquisitions will be paid with a combination of cash and shares of our common stock as follows: (i) cash in an amount equal to 2.00% of the contract purchase price of the properties, and (ii) the remainder in shares of our common stock in an amount equal to 0.25% of the contract purchase price of the properties, at the then-established offering price, net of selling commissions and dealer manager fees. Notwithstanding the foregoing, if we are no longer in our offering stage, the 2.25% acquisition fee for property acquisitions shall be paid in cash. Our advisor or its affiliates will be entitled to receive these acquisition fees for properties and real estate-related investments acquired with funds raised in this offering, including acquisitions completed after the termination of the advisory agreement, or funded with net proceeds from the sale of a property or real estate-related investment, subject to certain conditions.

$36,525,000 (aggregate in cash and stock) assuming no debt or $66,409,000 assuming leverage of 45.0% of the contract purchase price or $146,099,000 assuming leverage of 75.0% of the contract purchase price.

Development Fee (our advisor or its affiliates)(4)
In the event that our advisor or its affiliates provide development-related services, we may pay the respective party a development fee in an amount that is usual and customary for comparable services rendered for similar projects in the geographic market where the services are provided; however, we will not pay a development fee to our advisor or its affiliates if our advisor elects to receive an acquisition fee based on the cost of such development.
Actual amount is not determinable.
Reimbursement of Acquisition Expenses (our advisor or its affiliates)	All expenses actually incurred related to selecting, evaluating and acquiring assets, which will be reimbursed regardless of whether an asset is acquired.	Actual amount depends upon the actual expenses incurred, and, therefore, cannot be determined at this time.

Operational Stage
Asset Management Fee (our advisor or its affiliates)(5)
Subject to our stockholders receiving distributions in an amount equal to 5.0% per annum, cumulative, non-compounded, of invested capital, a monthly asset management fee equal to one-twelfth of 0.75% of the average invested assets. For such purposes, “invested capital” means, for a specified period, the aggregate issue price of shares of our common stock purchased by our stockholders, reduced by distributions of net sales proceeds by us to our stockholders and by any amounts paid by us to repurchase shares of our common stock pursuant to our share repurchase plan, and “average invested assets” means the average of the aggregate book value of our assets invested in real estate properties and real estate-related investments, before deducting depreciation, amortization, bad debt and other similar non-cash reserves, computed by taking the average of such values at the end of each month during the period of calculation. Subject to certain limitations, the asset management fee will be paid in cash or shares of our common stock at the election of our advisor.
Actual amount depends upon the average invested assets, and, therefore, cannot be determined at this time.

Type of Compensation (Recipient)	Description and Method of Computation	Estimated Dollar Amount for Maximum Offering

Property Management Fees (our advisor or its affiliates)(5)
Our advisor or its affiliates, including AHI Management Services, Inc., may provide property management services with respect to our properties or may sub-contract these duties to any third party and provide oversight of such third party property manager. For any stand-alone, single-tenant net leased property, we will pay our advisor or its affiliate a property management oversight fee of 1.0% of the gross monthly cash receipts with respect to such property. For any property that is not a stand-alone, single-tenant net leased property and for which our advisor or its affiliate provides oversight of a third party that performs the duties of a property manager with respect to such property, we will pay our advisor or its affiliate a property management oversight fee of 1.5% of the gross monthly cash receipts with respect to such property. Any property management oversight fee paid to our advisor or its affiliate shall be in addition to any fee paid to a third party to perform the duties of a property manager with respect to the respective property. For any property that is not a stand-alone, single-tenant net leased property and for which our advisor or its affiliate directly serves as the property manager without sub-contracting such duties to a third party, our advisor or its affiliate shall receive a property management fee that is approved by a majority of our directors, including a majority of our independent directors, not otherwise interested in such transaction as being fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. We also will reimburse our advisor or its affiliates for property-level expenses that such entities pay or incur on our behalf, including salaries, bonuses and benefits of persons employed by our advisor or its affiliates except for the salaries, bonuses and benefits of persons who also serve as one of our executive officers or as an executive officer of our advisor or its affiliates. In addition, we may pay our advisor or its affiliates a separate fee for any leasing activities in an amount not to exceed the fee customarily charged in arm’s-length transactions by others rendering similar services in the same geographic area for similar properties as determined by a survey of brokers and agents in such area. Such fee is generally expected to range from 3.0% to 6.0% of the gross revenues generated during the initial term of the lease. However, the actual percentage is variable and will depend on factors such as geographic location and real property type (such as a medical office or a healthcare-related property).
Actual amount depends upon the average invested assets, and, therefore, cannot be determined at this time.

Construction Management Fee (our advisor or its affiliates)(4)
In the event that our advisor or its affiliates assist with planning and coordinating the construction of any capital or tenant improvements, the respective party may be paid up to 5.0% of the cost of such improvements.
Actual amount is not determinable.
Operating Expenses (our advisor or its affiliates)(5)	We reimburse our advisor or its affiliates for operating expenses incurred in rendering services to us, subject to certain limitations.	Actual amount depends upon the services provided, and, therefore, cannot be determined at this time.

Type of Compensation (Recipient)	Description and Method of Computation	Estimated Dollar Amount for Maximum Offering

Liquidity Stage
Disposition Fees (our advisor or its affiliates)(5)(6)
Up to the lesser of 2.0% of the contract sales price or 50.0% of a customary competitive real estate commission given the circumstances surrounding the sale, in each case as determined by our board of directors (including a majority of our independent directors), upon the provision of a substantial amount of the services in the sales effort. The amount of disposition fees paid, when added to the real estate commissions paid to unaffiliated parties, will not exceed the lesser of the customary competitive real estate commission or an amount equal to 6.0% of the contract sales price.
Actual amount depends upon the sale price of properties, and, therefore, cannot be determined at this time.

Subordinated Participation Interest in Griffin-American Healthcare REIT III Holdings, LP (our advisor)
● Subordinated Distribution of Net Sales Proceeds (payable only if we liquidate our portfolio while Griffin-American Healthcare REIT III Advisor, LLC is serving as our advisor)(7)
After distributions to our stockholders, in the aggregate, of a full return of capital raised from stockholders (less amounts paid to repurchase shares of our common stock pursuant to our share repurchase plan) plus an annual 7.0% cumulative, non-compounded return on the gross proceeds from the shares of our common stock, as adjusted for distribution of net sale proceeds, the distribution will be equal to 15.0% of the remaining net proceeds from the sales of properties.
Actual amount depends upon the sale price of properties, and, therefore, cannot be determined at this time.
 ● Subordinated Distribution in Redemption of Limited Partnership Units Upon Listing (payable only if the shares of our common stock are listed on a national securities exchange while Griffin-American Healthcare REIT III Advisor, LLC is serving as our advisor)(8)(9)

Upon the listing of the shares of our common stock on a national securities exchange, in redemption of our advisor’s limited partnership units, a distribution equal to 15.0% of the amount by which (1) the market value of our outstanding common stock at listing plus distributions paid prior to listing exceeds (2) the sum of the total amount of capital raised from stockholders (less amounts paid to repurchase shares of our common stock pursuant to our share repurchase plan) and the amount of cash equal to an annual 7.0% cumulative, non-compounded return to stockholders on the gross proceeds from the sale of shares of our common stock through the date of listing.
Actual amount depends upon the market value of our common stock at the time of listing, among other factors, and, therefore, cannot be determined at this time.
__________

(1)
Assumes selling commissions equal to 7.0% of gross offering proceeds from the sale of shares of our common stock pursuant to the primary offering, which commissions may be reduced under certain circumstances, and a dealer manager fee equal to 3.0% of gross offering proceeds from the sale of shares of our common stock pursuant to the primary offering. However, our dealer manager may, from time to time, enter into selected dealer agreements that provide for reduced selling commissions and an increased dealer manager fee, provided that in no event will the aggregate of the selling commissions and the dealer manager fee be greater than 10.0% of the gross offering proceeds for shares of our common stock sold pursuant to the primary offering. In addition, the amount of selling commissions we pay may be reduced in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisors or banks acting as trustees or fiduciaries and sales to our affiliates. See the “Plan of Distribution” section of the prospectus.

(2)
Other organizational and offering expense reimbursement consists of compensation for incurrence on our behalf of legal, accounting, printing and other accountable offering expenses, including for direct expenses of our advisor’s employees and employees of its affiliates (other than our dealer manager and its employees and dual-employees) while engaged in registering and marketing shares of our common stock. Activities of our advisor that may be reimbursed include, but are not limited to, development of sales literature and presentations, planning and participating in due diligence and marketing meetings and generally coordinating the marketing process for us. Based on the experience of our co-sponsors and their affiliates, we anticipate that the other organizational and offering expense reimbursement will not exceed 1.0% of the gross offering proceeds for shares of our common stock sold pursuant to our primary offering. Pursuant to the terms of our advisory agreement, we have agreed to reimburse our advisor or its affiliates up to 2.0% of the gross offering proceeds for shares of our common stock sold pursuant to our primary offering. Our advisor and its affiliates will be responsible for the payment of our cumulative other organizational and offering expenses to the extent they exceed 2.0% of the aggregate gross offering proceeds from the sale of shares of our common stock pursuant to the primary offering without recourse against or reimbursement by us. All organizational and offering expenses, including selling commissions and dealer manager fees, will be capped at 15.0% of the gross proceeds of this offering.

(3)
This estimate assumes the contract purchase price for our assets will be an amount equal to the estimated amount invested in assets in a maximum offering, and that all of the assets purchased are real properties. We have assumed that no financing is used to acquire future assets. However, as disclosed throughout the prospectus, we do expect to use leverage, which would result in higher fees paid to our advisor and its affiliates. Any portion of this fee may be deferred and paid in a subsequent year. Assuming a maximum leverage of 45.0% of our assets, the maximum acquisition fees would be approximately $66,409,000. This amount reflects the aggregate cash and stock portion of the acquisition fee. Furthermore, under our charter, we have a limitation on borrowing that precludes us from borrowing in excess of 300% of our net assets without the approval of a majority of our independent directors. Generally speaking, the preceding calculation is expected to approximate 75.0% of the aggregate cost of our real estate and real estate-related investments before depreciation, amortization, bad debt and other similar non-cash reserves. Assuming, in addition to our other assumptions, a maximum leverage of 75.0% of the aggregate cost of our real estate and real estate-related investments before depreciation, amortization, bad debt and other similar non-cash reserves, the maximum acquisition fees (aggregate in cash and stock) would be approximately $146,099,000. We will pay our advisor or its affiliates the acquisition fee upon the closing of a real estate acquisition or upon the funding or acquisition of a real estate-related investment.

(4)
Acquisition expenses include any and all expenses actually incurred in connection with the selection, evaluation and acquisition of, and investment in real estate and real estate-related investments, including, but not limited to, legal fees and expenses, travel and communications expenses, cost of appraisals and surveys, nonrefundable option payments on property not acquired, accounting fees and expenses, architectural, engineering and other property reports, environmental and asbestos audits, title insurance premiums and escrow fees, transfer taxes, and miscellaneous expenses related to the selection, evaluation and acquisition of properties. We estimate acquisition expenses to be 0.5% of the contract purchase price. We reimburse our advisor for acquisition expenses, whether or not the evaluated property is acquired. Our charter limits our ability to pay acquisition fees if the total of all acquisition fees and expenses, including any development fees and construction management fees paid to our advisor or affiliates of our advisor, and real estate commissions and other fees paid to third parties, is not reasonable or would exceed 6.0% of the contract purchase price of the property or real estate-related investment, or in the case of a loan, 6.0% of the funds advanced. Under our charter, a majority of our directors not interested in the transaction, including a majority of our independent directors not interested in the transaction, would have to approve any acquisition fees (or portion thereof) which would cause the total of all acquisition fees and expenses relating to a real property acquisition to exceed 6.0% of the purchase price.

(5)
We will not reimburse our advisor at the end of any fiscal quarter operating expenses that, in the four consecutive fiscal quarters then ended, exceed the greater of (1) 2.0% of our average invested assets, or (2) 25.0% of our net income, which is defined as our total revenues less total expenses for any given period excluding reserves for depreciation, amortization, bad debt and other similar non-cash reserves, unless our independent directors have determined that such excess expenses were justified based on unusual and non-recurring factors. “Average invested assets” means, for such period, the average monthly book value of our assets invested directly or indirectly in real estate properties and equity interests during the 12-month period before deducting depreciation, amortization, bad debt and other similar non-cash reserves, computed by taking the average of such values at the end of each month during such period. “Total operating expenses” means all costs and expenses incurred by us, as determined under GAAP, that are in any way related to our operation or our business, including fees paid to the advisor, but excluding: (a) the expenses of raising capital such as organizational and offering expenses, legal, audit, accounting, underwriting, brokerage, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer and registration of shares of our common stock; (b) interest payments; (c) taxes; (d) non-cash expenditures such as depreciation, amortization, bad debt and other similar non-cash reserves; (e) reasonable incentive fees based on the gain in the sale of our assets; and (f) acquisition fees and expenses (including expenses relating to potential acquisitions that we do not close), disposition fees on the resale of real estate and other expenses connected with the acquisition, disposition, management and ownership of real estate interests, mortgage loans or other real estate (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of real estate).

(6)	Although we are most likely to pay disposition fees in our liquidity stage, these fees may also be earned during our operational stage.
(7)	The distribution is payable only if we liquidate our portfolio while Griffin-American Healthcare REIT III Advisor, LLC is serving as our advisor.
(8)
The market value of the shares of our common stock at listing will be based on the highest average market value of the outstanding common stock over any 20 consecutive trading days during the period beginning on the 30th day after the shares of our common stock are first listed and ending on the 270th day after the shares of our common stock are first listed. The subordinated distribution in redemption of limited partnership units upon listing may be paid in cash, shares of our common stock, or by issuing a non-interest-bearing promissory note, as determined by our board of directors, including a majority of our independent directors. In the event that we elect to satisfy the payment obligation in the form of shares of our common stock, the number of shares of our common stock will be determined based on the listed market price described above. In the event we elect to satisfy the payment obligation in the form of a non-interest-bearing promissory note, if the promissory note is not paid within five years after the issuance of the note, we would be required to purchase the promissory note in exchange for cash or shares of our common stock. The redemption payment is payable only if the shares of our common stock are listed on a national securities exchange.

(9)
Upon termination or non-renewal of the advisory agreement, our advisor will be entitled to a similar distribution, which we refer to as the subordinated distribution in redemption of limited partnership units upon termination; provided however, that our advisor will not be entitled to a separate internalization fee in connection with an internalization transaction (acquisition of management functions from our advisor). Such distribution in redemption of limited partnership units, if any, will equal 15.0% of the amount, if any, by which (1) the appraised value of our assets on the termination date, less any indebtedness secured by such assets, plus total distributions paid through the termination date, exceeds (2) the sum of the total amount of capital raised from stockholders (less amounts paid to repurchase shares of our common stock pursuant to our share repurchase plan) and the total amount of cash equal to an annual 7.0% cumulative, non-compounded return to stockholders on the gross proceeds from the sale of shares of our common stock through the termination date. The subordinated distribution in redemption of limited partnership units upon termination shall not be paid until after our stockholders have received distributions, in the aggregate, of a full return of capital raised from stockholders (less amounts paid to repurchase shares of our common stock pursuant to our share repurchase plan) plus an annual 7.0% cumulative, non-compounded return on the gross proceeds from the shares of our common stock, as adjusted for distribution of net sale proceeds. Our operating partnership may satisfy the obligation to pay the subordinated distribution in redemption of limited partnership units upon termination by either paying cash or issuing a non-interest bearing promissory note that will be repaid from the net sale proceeds of each sale after the date of the termination. If the promissory note is issued and not paid within five years after the issuance of the note, we would be required to purchase the promissory note in exchange for cash or shares of our common stock, at our discretion. If shares are used for payment, we do not anticipate that they will be registered under the Securities Act of 1933, as amended, and, therefore, will be subject to restrictions on transferability.

In addition, our advisor may elect to defer its right to receive a subordinated distribution in redemption of limited partnership units upon termination until either a listing or other liquidity event, including a liquidation, sale of substantially all of our assets or merger in which our stockholders receive in exchange for their shares of our common stock shares of a company that are traded on a national securities exchange. If our advisor elects to defer the payment and there is a listing of the shares of our common stock on a national securities exchange or a merger in which our stockholders receive in exchange for their shares of our common stock shares of a company that are traded on a national securities exchange, our advisor will be entitled to receive a distribution in redemption of limited partnership units in an amount equal to 15.0% of the amount, if any, by which (1) the fair market value of the assets of our operating partnership (determined by appraisal as of the listing date or the agreed upon value of the assets as of the merger date, as applicable) owned as of the termination of the advisory agreement, plus any assets acquired after such termination for which our advisor was entitled to receive an acquisition fee, which collectively are referred to herein as the included assets, less any indebtedness secured by the included assets, plus the cumulative distributions made by our operating partnership to us and the limited partners who received partnership units in connection with the acquisition of the included assets, from our inception through the listing date or merger date, as applicable, exceeds (2) the sum of the total amount of capital raised from stockholders and the capital value of partnership units issued in connection with the acquisition of the included assets through the listing date or merger date, as applicable (excluding certain capital raised after the termination event) (less amounts paid to repurchase shares of our common stock pursuant to our share repurchase plan), plus an amount equal to an annual 7.0% cumulative, non-compounded return on such gross proceeds and the capital value of such partnership units measured for the period from inception through the listing date or merger date, as applicable. If our advisor elects to defer the payment and there is a liquidation or sale of all or substantially all of the assets of the operating partnership, then our advisor will be entitled to receive a distribution in redemption of limited partnership units in an amount equal to 15.0% of the net proceeds from the sale of the included assets, after subtracting distributions to our stockholders and the limited partners who received partnership units in connection with the acquisition of the included assets of (1) their initial invested capital (less amounts paid to repurchase shares of our common stock pursuant to our share repurchase plan) through the date of the liquidity event plus (2) an amount equal to an annual 7.0% cumulative, non-compounded return on such gross proceeds from the sale of shares of our common stock measured for the period from inception through the liquidity event date.

Our advisor shall not be entitled to receive this payment if shares of our common stock have been listed on a national securities exchange prior to the termination of the advisory agreement. In no event will the amount paid under the non-interest bearing promissory note, if any, exceed the amount considered presumptively reasonable by the Statement of Policy Regarding Real Estate Investment Trusts adopted by the North American Securities Administrators Association. The subordinated distribution in redemption of limited partnership units upon termination may occur during the liquidity stage or during the operational stage.

The first paragraph of the “Plan of Distribution - General” section on page 174 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We are offering a maximum of 190,184,210 shares of our common stock to the public through Griffin Securities, our dealer manager, a registered broker-dealer affiliated with our advisor. Of this amount, 186,500,000 shares of our common stock are allocated to be offered pursuant to the primary offering and 3,684,210 shares of our common stock are allocated to be offered pursuant to the DRIP. Prior to the conclusion of this offering, if any of the shares of our common stock initially allocated to the DRIP remain after meeting anticipated obligations pursuant to the DRIP, we may decide to sell some or all of such shares of our common stock to the public pursuant to the primary offering. Similarly, prior to the conclusion of this offering, if the shares of our common stock initially allocated to the DRIP have been purchased and we anticipate additional demand for shares of our common stock pursuant to the DRIP, we may choose to reallocate some or all of the shares of our common stock allocated to be offered pursuant to the primary offering to the DRIP. The shares of our common stock in the primary offering are being offered for $10.00 per share. Shares of our common stock pursuant to the DRIP will be offered for $9.50 per share during this offering.

The second paragraph and the table appearing in the “Plan of Distribution - Dealer Manager and Participating Broker-Dealer Compensation and Terms” section beginning on page 174 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

In addition to the compensation described above, we also will reimburse our dealer manager and its affiliates for some of their costs in connection with the offering as described in the table below, which sets forth the nature and estimated amount of all items viewed as “underwriting compensation” by FINRA, assuming we sell the maximum primary offering of $1,865,000,000 and do not sell any shares of our common stock pursuant to the DRIP. To show the maximum amount of dealer manager and participating broker-dealer compensation that we may pay in this offering, this table assumes that all shares of our common stock are sold through distribution channels associated with the highest possible selling commissions and dealer manager fee.

	Total Maximum Amount	Percentage of Primary Offering
Selling commissions	$130,550,000	7.0%
Dealer manager fee (1)	55,950,000	3.0%
Total	$186,500,000	10.0%

__________

(1)
From the dealer manager fee, our dealer manager will pay for broker-dealer expense reimbursement, including for wholesaling, travel and expenses, for broker-dealer conference fees and training and education meetings and for legal fees of our dealer manager.

Acquisitions

The following information should be read in conjunction with the “Prospectus Summary - Description of Investments” section on page 7 of our prospectus and the “Investment Objectives, Strategy and Criteria - Real Estate Acquisitions” section on page 78 of our prospectus:

Acquired Properties

As of January 20, 2015, we had made 12 acquisitions comprised of 29 buildings and approximately 1,348,000 square feet of gross leasable area, or GLA, for an aggregate purchase price of $393,305,000, located in various states. Acquisitions made between December 16, 2014 and January 20, 2015 are listed below:

Acquisition (1)	Type	GLA (Sq Ft)	Occupancy	Date Acquired	Contract Purchase Price	Mortgage Debt (2)	Interest Rate (2)	Maturity Date	Property Taxes (3)	Location
Premier MOB	Medical Office	45,000	91.5%	12/19/14	$12,025,000	$7,938,000	6.29%	01/05/17	$117,000	Novi, MI
Delta Valley ALF Portfolio (4)	Senior Housing	50,000	100%	01/08/15	$8,105,000	—	—	—	$34,000	Springdale, AR
Independence MOB Portfolio (5)	Medical Office	378,000	92.7%	01/13/15	$107,500,000	—	—	—	$1,706,000	Somerville, MA, Verona and Morristown, NJ and Southgate, KY
____________
(1) We own 100% of our properties acquired.
(2) Represents the mortgage balance and interest rate as of January 20, 2015.
(3) Represents the real estate taxes on the property for 2014.
(4) We acquired two other senior housing facilities comprising Delta Valley ALF Portfolio on September 11, 2014. The senior housing facility located in Arkansas, or the Springdale senior housing facility, is the third and final facility comprising Delta Valley ALF Portfolio.
(5) Independence MOB Portfolio is comprised of five medical office buildings. The four medical office buildings located in Massachusetts, New Jersey and Kentucky are the first of the five medical office buildings to be acquired. See also “Potential Acquisitions” below.

We financed the purchases of the Springdale senior housing facility of Delta Valley ALF Portfolio and first four medical office buildings of Independence MOB Portfolio using funds raised through this offering. We financed the purchase of Premier MOB through the assumption of a loan on the property and the remainder using funds raised through this offering. We paid our advisor and its affiliates an acquisition fee of 2.25% of the contract purchase price of each property, which was paid as follows: (i) in cash equal to 2.00% of the contract purchase price; and (ii) the remainder in shares of our common stock in an amount equal to 0.25% of the contract purchase price, at $9.00 per share, the established offering price as of the date of closing, net of selling commissions and dealer manager fees. AHI Management Services, Inc., a subsidiary of American Healthcare Investors, will provide property management oversight services and receive a property management oversight fee of 1.5% of the gross monthly cash receipts with respect to Premier MOB and the first four medical office buildings of Independence MOB Portfolio and a property management oversight fee of 1.0% of the gross monthly cash receipts with respect to the Springdale senior housing facility of Delta Valley ALF Portfolio. Among other things, AHI Management Services, Inc. has the authority to negotiate and enter into leases of our properties on our behalf (in substantial conformance with approved lending parameters and the operating plan), to incur costs and expenses, to pay property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Other affiliates of ours may receive additional fees or other compensation.

Potential Acquisitions

We, through our subsidiaries, entered into purchase and sale agreements for the acquisition of the following properties from unaffiliated third parties:

Property Name	Type of Property	GLA (Sq Ft)	Current Occupancy	Contract Purchase Price	Date of Purchase Agreement	Location
Independence MOB Portfolio (1)	Medical Office	83,000	100%	$27,500,000	10/15/14	New York, NY
Paoli Medical Plaza	Medical Office	99,000	89.5%	$24,850,000	12/19/14	Paoli, PA
____________
(1) Independence MOB Portfolio is comprised of five properties that will be acquired in two tranches. As discussed above in “Acquired Properties,” the first four medical office buildings have been acquired and the medical office building located in New York is the fifth and final property comprising Independence MOB Portfolio.

We expect that AHI Management Services will provide property management oversight services and receive a property management oversight fee of 1.5% of the gross monthly cash receipts with respect to each of these properties.

We intend to finance the purchase of the medical office building located in New York of Independence MOB Portfolio from funds raised through this offering. We intend to finance the purchase of Paoli Medical Plaza through the assumption of a loan on the property and the remainder from funds raised through this offering. We also anticipate paying our advisor and its affiliates an acquisition fee of 2.25% of the net contract purchase price of each of these properties, which will be payable as follows: (i) cash equal to 2.00% of the net contract purchase price; and (ii) the remainder in shares of our common stock in an amount equal to 0.25% of the contract purchase price, at $9.00 per share, the established offering price as of the date of closing, net of selling commissions and dealer manager fees. We anticipate closing these potential acquisitions in the first quarter of 2015. Although we anticipate the closing of these potential acquisitions within the timeframe described, we can give no assurance that the closings will occur within this timeframe, or at all. These potential acquisitions are subject to substantial conditions to closing. Our decision to consummate these acquisitions will generally depend upon:

•	the satisfaction of the conditions contained in the relevant agreements;

•	no material adverse change occurring relating to each of the properties, the tenants or in the local economic conditions;

•	our receipt of sufficient net proceeds from this offering to make the acquisitions; and

•	our receipt of satisfactory due diligence information, including appraisals, environmental reports and lease information.

Due to the considerable conditions that must be satisfied in order to acquire each of these properties, we cannot give any assurances that the closing of any of these acquisitions is probable.

In evaluating each of these potential acquisitions and determining the appropriate amount of consideration to be paid for each property, we have considered a variety of factors including the overall valuation of net operating income, location, demographics, quality of tenants, length of leases, price per square foot, occupancy and the fact that the overall rental rate at each property is comparable to market rates. We believe that each of these properties is well located, well maintained and has been professionally managed. Each property will be subject to competition from similar medical office buildings within its market area, and its economic performance could be affected by changes in local economic conditions. We have not considered any other factors materially relevant to our decision to acquire these properties.

Declaration of Distributions
The following information should be read in conjunction with the discussion contained in the “Prospectus Summary - Distribution Policy” section on page 18 of our prospectus and the “Description of Capital Stock - Distribution Policy” section beginning on page 158 of our prospectus:
On December 22, 2014, our board of directors authorized a daily distribution to our stockholders of record as of the close of business on each day of the period commencing on January 1, 2015 and ending on March 31, 2015. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001643836 per share of our common stock, which is equal to an annualized distribution rate of 6.0%, assuming a purchase price of $10.00 per share. These distributions will be aggregated and paid in cash or shares of our common stock pursuant to the DRIP monthly in arrears. The distributions declared for each record date in the January 2015, February 2015 and March 2015 periods will be paid in February 2015, March 2015 and April 2015, respectively, only from legally available funds.